

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 4, 2007

Scott H. Pearce
President and Chief Executive Officer
BioFuel Energy Corp.
1801 Broadway, Suite 1060
Denver, CO 80202

> **Re: BioFuel Energy Corp.**
> **Registration Statement on Form S-1**
> **Filed December 8, 2006**
> **File No. 333-139203**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided. You must file this amendment prior to circulating the prospectus.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are

filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

4. Please do not use smaller type in tables, footnotes and charts as you do on pages 30, 46, 80, 82, and 83, for example.

Industry and Market Data, page ii

5. Please revise the last three sentences of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Summary, page 1

6. Disclosure on pages 1-4 of the prospectus summary repeats information contained on pages 54 -57 of the Business section of the prospectus. Please shorten the prospectus summary. For example, if you want to highlight key aspects of your business strategy, please do so in a short bullet-point list. See instruction to Item 503(a) of Regulation S-K.

7. Please balance your disclosure in this section with the risks you disclose in the Risk Factors section. We note your boilerplate list of risks on page 5; however, this list does not adequately balance your marketing language. For example, you frequently discuss your relationship with Cargill and the associated benefits of that relationship without balancing this disclosure with the rights Cargill has to terminate its relationship with the company and prevent competitors from acquiring shares of the company. Also disclose that you have waived any claim of conflict of interest against Cargill and that Cargill has similar arrangements with other third party ethanol producers.

Overview, page 1

8. Please disclose in the first paragraph that you are a development stage company.

9. Please disclose the anticipated completion date for each of the ethanol plants listed in the table.

10. Please describe your intention to incur up to $340 million in debt as part of your strategy and disclose when you plan to incur this debt.

Organizational Structure, page 5

11. Disclose whether you will be a "controlled company" within the meaning of the Nasdaq rules and, as a result, will not be subject to all of the Nasdaq corporate governance requirements.

12. Please identify the historical LLC equity investors. Also clarify the relationship between the "historical LLC equity investors" and the "historical equity investors."

13. Please explain what "no economic rights" means when you refer to the class B shareholders.

14. Please disclose that the units directly held by the historical equity investors may also be exchanged for common shares and the effect on the public shareholders.

15. Describe the tax receivables agreement and the effect on the shareholders.

16. Please clarify whether future distributions by the LLC will flow to the public shareholders in the same manner as to the historical equity investors through their proportionate membership interest in the LLC or whether they are subject to different allocations, such as pursuant to the tax receivable agreement.

Risk Factors, page 9

We may not be able to implement our strategy as planned or at all, page 9

17. Please define "EPC" agreements.

We will be dependent on our commercial relationship with Cargill . . ., page 12

18. Please describe in plain English how Cargill can terminate its marketing and supply agreements if provisional acceptance under your EPC contracts does not occur by December 31, 2009.

19. Please describe any agreements or procedures by which you will ensure that no prohibited party acquires 30% or more of your common stock. Also identify these prohibited parties.

20. We note your disclosure on page 19 that Cargill has entered into similar arrangements with other ethanol producers. Please briefly describe, in the paragraph relating to conflict of interests and in greater detail in the Business section, the arrangements Cargill has with other third party ethanol producers, such as those in its common marketing pool. Disclose the effect that the waiver

of conflict of interests may have on the company as a result of these other arrangements.

We expect to incur a significant amount of indebtedness . . ., page 14

21. It appears that you are including multiple risks under this subheading. The risks relating to the related party transactions with Greenlight Capital, Inc. and Third Point LLC should stand alone under its own explanatory subheading. Please revise accordingly.

Our only material asset after completion of this offering will be . . ., page 23

22. Please disclose in this risk factor and on page 34 the distribution restrictions in your operating, debt and tax receivables agreements.

If BioFuel Energy Corp. were deemed an "investment company" . . ., page 23

23. Please describe the circumstances under which the company would cease participation in the management of the LLC.

Our historical equity investors, including some of our officers and directors . . ., page 25

24. Since the affiliates of Greenlight Capital and Third Point are controlled by your directors, include the shares held by these entities and their affiliates in the calculation of voting power attributable to your officers and directors. Make similar changes on page 80.

The requirements of being a pubic company . . ., page 27

25. Quantify the costs of being a pubic company.

Our auditors have identified material weaknesses . . ., page 26

26. Please clarify the status of the material weaknesses and their components disclosed here. Please also more fully describe your remediation process. Please disclose whether or not the company has remediated the material weaknesses. If the material weaknesses have not been remediated, please disclose more fully when and how the company expects to do so. Please explain in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you identified.

Recapitalization, page 29

27. You disclose that you will amend and restate the limited liability company agreement to replace the various classes of existing LLC membership interests

with a single class of membership interests. Please tell us how the ratios of exchange were determined. Are there any preferential ratios? If so, why and how are they going to be accounted for?

Use of Proceeds, page 33

28. Please quantify and state the amount of net proceeds you anticipate using for each of the purposes listed. For example, disclose how much of the proceeds will be used to repay outstanding indebtedness under your subordinated loan agreement and how much of the proceeds will be used to fund the equity portion of the cost to construct your third, fourth and fifth ethanol plants.

29. If a material amount of other funds are necessary to construct the third, fourth and fifth ethanol plants, state the amounts and sources of such other funds needed for each plant. See Instruction 3 to Item 504 of Regulation S-K.

Dilution, page 36

30. Revise the dilution table to include the shares underlying options that officers, directors and affiliates have the right to acquire, including securities granted under the 2006 equity incentive plan.

31. Please also provide dilution information assuming the underwriters exercise the over allotment option.

Selected Financial Data, page 38

32. Please present your net loss per share data within your selected financial data. See Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

33. Please disclose the following information for each of your construction projects:

- The costs incurred during to date for the project;
- The anticipated completion dates;
- The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and
- The period in which material net cash inflows from significant projects are expected to commence.

> To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Liquidity and Capital Resources, page 42

34. Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

35. Please disclose whether you have sufficient cash or other means to fund your operations for the next twelve months without the offering. Clearly disclose if you are dependent upon the offering proceeds.

Contractual Obligations, page 45

36. You disclose in note (3) to the table that there are minimum charges payable under your ethanol and distillers grain marketing agreements that cannot be currently estimated. Please disclose why you are unable to estimate the minimum charges payable.

Business, page 54

37. Please disclose the material terms of all the Cargill agreements, including the various elements of products and services to be delivered by each party, the contract period, payment terms and amounts, obligations of the parties, events and circumstances that trigger milestone payments, and termination provisions.

38. Please explain the relationship among Cargill, the other third party ethanol producers it is affiliated with, and your company. For example, disclose whether Cargill has the same agreements and ownership interest in these other third party ethanol producers and what effect that has on your competition.

39. Please disclose whether you have any licenses or intellectual property.

40. We note that Delta-T Corporation is providing the technology for the Wood River and Fairmont Plants. Please file any agreements and describe all material terms related to your relationship with Delta-T.

BioFuel Energy, LLC limited liability agreement, page 81

41. Please explain in greater detail the terms and the purpose for the delivery of the shares under to the agreement.

Certain relationships and related party transactions, page 82

Transactions with Cargill, page 83

42. Please file the limited liability company agreement of Cargill Biofuels Investments, LLC, which reflects the prohibited party provision.

Transactions with TIC, page 84

43. Please describe the material terms of the EPC contracts, including the payment terms.

Transactions regarding BioFuel Solutions Delaware, page 84

44. Please describe these transactions in greater detail and explain the relationships among the entities you mention and your officers and directors.

Amended BioFuel Energy, LLC limited liability company agreement, page 86

45. Please remove the statement in the last sentence of the first paragraph that the description is qualified by reference to the limited liability company agreement, as it is inconsistent with Rule 411 of Regulation C.

46. Please describe the material provisions of the LLC agreement in greater detail.

Description of capital stock, page 91

47. Please also include a description of the LLC units since you are dependent upon distributions from the LLC to make distributions and pay for taxes and other expenses.

BioFuel Energy Corp. Financial Statements

General

48. Please note that you should give retroactive effect for any expected stock split to your financial statements and disclosures throughout the filing. Please advise or revise accordingly.

Consolidated Balance Sheet, page F-3

49. Please disclose in a footnote the dollar amount of your accounts payable, as of each balance sheet date, that relates to property, plant and equipment.

Note 2 - Summary of Significant Accounting Policies, page F-7

50. Please disclose the range of useful lives for each category of property, plant and equipment you have presented. See paragraph 13 of APB 22.

Recent Accounting Pronouncements, page F-8

51. You disclose that SAB 108 is effective as of December 31, 2006. Since your registration statement did not go effective on or before November 15, 2006, SAB 108 is already effective for you and you would be required to restate prior year(s) financial statements that are materially misstated in accordance with paragraph 25 of SFAS 154. See note (6) of SAB 108. Please revise your disclosure accordingly.

Note 7 – Share Based Payments, page F-11

52. Please show us how you computed the fair values of each equity issuance and the call option on Energy LLC's value. In doing so, please also provide us with more detailed information as to how the lack of marketability discounts were determined. Please discuss all examples that you considered in deriving your lack of marketability discounts. Refer to the speech given by Todd Hardiman, Associate Chief Accountant, at the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments on December 6, 2004.

53. Please tell us what consideration you gave to identifying and filing a consent from the person who performed the independent valuation of your Class M, C and D Units. Rule 436(b) of Regulation C requests that you either identify the consultant and include a consent, or revise your disclosure to eliminate the reference to the consultant. Please advise or revise.

Note 9 – Commitments and Contingencies, page F-13

54. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Note 10 – Related Party Transaction, page F-14

55. In regards to your advisory agreement with one of your founders discussed here and on page 83, please tell us the nature of work being performed by this individual. Please provide an estimate as to the monthly commitment, in terms of hours, that the individual provides to you. Also, please tell us if any minimum commitment of hours is included in the advisory agreement, and if so, how you are enforcing this requirement.

Exhibits

56. Please file all the exhibits required by Item 601 of Regulation S-K, including the option agreements to purchase land for your third and fourth plants and the Sevin advisory agreement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting comments to Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ronald Cami, Esq.
Cravath, Swaine & Moore LLP
825 Eight Avenue
New York, NY 10019